INVEST IN **PANGEA MOVEMENT**

The Next Patagonia For Our Oceans: A Profitable Solution To Stop Ocean Pollution

PITCH VIDEO   INVESTOR PANEL


PROBLEM
SOLUTION
PANGEA
INVEST IN THE FUTURE OF OUR PLANET

pangeamovement.com   San Francisco CA

Retail | Social Impact | Sustainability | Ecommerce | Travel

LEAD INVESTOR

Vikram Bharati Founder, Draper Startup House

Pangea is on a mission to create awesome innovative outdoor products that clean the planet more than they pollute. The Pangea team is passionate about what they are building, and they have shown consistent progress in the development of their commercial business model. I've personally known the Founder, Marcos Bulacio, for a few years now and I'm very impressed with his skill and will to build a great brand that creates positive environmental impact on our precious planet. I believe Pangea is going to create great products and even bigger positive impact on our planet.

Invested $1,000 this round

Highlights

1. Our Singaporean parent company is Venture-backed: Reapra Ventures.
2. ~500x cheaper solution compared to The Ocean Cleanup. Barriers will create profit and become self-sustaining
3. Launched a 3rd successful six-figure Kickstarter.
4. $750K+ revenue from 10,000+ customers. 10x web-store growth in 2021 under Singapore parent company.
5. 🌊Cleaned and neutralized 3 of the world's dirtiest rivers. Organized 45 cleanups in 11 countries.
6. 40K+ products delivered to customers in 83 countries with 92% promoter under SG parent company vs 71% industry average
7. Still early! 1M valuation 18 months ago. Aiming to 5x our valuation in 18 months. (not guaranteed)

Our Team



Marcos Bulacio CEO and Co-Founder

Our Team

Marcos Bulacio CEO and Co-Founder



E-commerce entrepreneur from age 15. Five years General Manager of a healthcare facility, grew revenue from $800K to $2.5M. Harvard University (Entrepreneurship & Innovation) University of Buenos Aires (Business & Project Management)

> I've been camping in the mountains and surfing in the oceans all my life because nature heals me from the stress of the busy city. I traveled the world and saw the terrible effect of plastic pollution on our environment. I recently became a father and made a promise to help build a world where my daughter can one day swim in a plastic-free ocean.



William DiRicco COO and Co-Founder

Ex-Amplitude Analytics, a Silicon Valley unicorn startup. UC Davis (Bachelor of Science) - world's most sustainable university.



Tudor Tanase E-commerce Advisor

Founder of 7 amazon brands that sell $10M+ USD per year, with 3 successful exits.



Sharon Smith Sustainability Advisor

20 years of experience in corporate sustainability. ESG & NGOs consultant. Yale University (Masters in Environmental Management)



Harry Schiff Strategy Advisor & Shareholder

MBA from INSEAD, and McKinsey consultant. Former entrepreneur and a VC that invested in over 20 startups.

Pitch


PANGEA
UNITED BY COMMON GROUND
THE NEXT PATAGONIA
FOR OUR OCEANS
We sell sustainable outdoor gear that regenerates the planet by

with every purchase.

Our Seed Round

We are raising $800k with a SAFE Agreement.
$6.4M USD Valuation Cap & 20% Discount


15 %
35 %
18 %
20 %
12 %
Inventory
Kickstarter Campaigns
Reserves
Product Development
Marketing

We plan to sell 15% of the company in this round.

Year	Round	Share Price	Valuation
2020	Pre-seed	$9.5	$950K
2021	Bridge round	$25	$2.5M
2022	Seed round	$64*	$6.4M*

OUR GOAL:

Year	Round	Share Price	Valuation
2023	Series A	$200*	$20M*
2024	Series B	$500*	$50M*
2025	Series C	$1K*	$100M*

**not guaranteed*


MISSION
To clean the planet by building a
global movement of eco-conscious


outdoor lovers, and co-creating
unique ecological products that
regenerate the environment with
each purchase

Intrigued?

Let us explain.

THE PROBLEM

Backpackers and campers love nature.
Sadly, the products they buy for the great outdoors
are slowly destroying our planet

The Outdoor industry is a 54B dollar market. Most travel and adventure gear is made of plastic.

Every backpacker and adventurer has a microfiber towel or a rain jacket, or both. But did you know that they are very harmful to the environment?


&
MICROFIBER TOWELS
RAIN JACKETS
100% plastic
Creates new plastic
Pollutes the ocean

Microfiber towels repel water instead of absorbing it, and feel very uncomfortable on the skin. Despite that, there are more than 100,000 microfiber towels purchased per month on Amazon.

Every microfiber towel or jacket ever made will pollute our planet forever

because plastic fabrics never biodegrade.

OUR SOLUTION

We create carbon-negative, ecological alternatives and use part of the sales to clean our planet through our own ecological movement


PANGEA
&
PANGEA TOWELS
PANGEA JACKETS
100% bamboo
100% recycled plastic
CO_2
Stops ocean pollution
Prevents new plastic
Captures CO_2 from the sky

The PANGEA Bamboo Travel Towels are as compact and lightweight as microfiber, but they are **3x more absorbent, and they dry 2x faster than cotton.** Much better for the customers and much better for the planet.

We sold and delivered 40,000+ towels to 83 countries in 2 years under our Singaporean parent company.

PANGEA Bamboo Travel Towels



- 100% bamboo waffle weave fabric
- 3x more absorbent than traditional microfiber towels
- Biodegradable/ Compostable
- Lightweight
- Fast drying

- **GROSS MARGIN:** 75% (industry avg: 40%)
- **GROSS PROFIT:** $18.90
- **AVG. PRICE PER UNIT:** $25
- **COGS:** $6.10

COMPARABLE COMPACT TOWEL FROM PATAGONIA

patagonia — DO NO HARM		PANGEA — REGENERATES THE PLANET
100% Cotton (high water consumption crop)	THE FUTURE	100% Bamboo Lyocell (renewable resource, captures CO2, requires no irrigation)
Untreacable impact		Actively cleans the planet with each purchase. Impact is trackable with QR code
Single use plastic packaging used		Waffle weave. Super absorbent, dries 2x faster than cotton terry & more compact
Normal terry weave, less absorbent, dries slowly		Super lightweight and compact



PANGEA
PANGEA
PANGEA





Our jackets are made from recycled plastics and they include a free microplastic trapping laundry bag to keep our waterways clean.

We have pre-sold $116,000 in the first month and they are currently being manufactured.



PANGEA Eco Jacket
Made of 56 recycled plastic water bottles
Waterproof
With 21 incredible features
Lightweight
Packable
• GROSS MARGIN: 67% (industry avg: 40%)
• GROSS PROFIT: $99
• AVG. PRICE PER UNIT: $149
• COGS: $50



COMPARABLE WATERPROOF JACKET FROM PATAGONIA
patagonia
DO NO HARM
Only outter shell is recycled
Single use plastic packaging used
Donates for impact.
PANGEA
REGENERATES THE PLANET
100% Recycled plastic
Zero waste, compostable packaging, and a plantable tag
Each jacket purchased =



and QR codes.
Repairs at reasonable charge
CO2 collected + funds new river barriers
Free-Repairs for life



Used once.
Worn forever.
PANGEA

TRACTION

We sold over $750,000 in our first two years*

*under Singaporean Parent Company

We more than doubled our sales from 2020 to 2021, with a 115% YoY growth under our Singaporean parent company.



REVENUE 2020-21
under Singaporean Parent Company
Accumulated Sales in USD
Kickstarter & Indiegogo
E-commerce and others
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$50,000
$25,000
$20,000
$15,000
1
1
1
2
3


$10,000
$5,000
Q1 2020
Q2
Q3
Q4
Q1 2021
Q2
Q3
Q4
1: Bamboo Towel 1.0
2: Bamboo Towel 2.0
3: Eco Jacket 1.0
TOTAL: $755k
2020: $240k
2021: $515k
ANNUAL GROWTH: 115%
E-COMMERCE GROWTH: 20% per Quarter

Our parent company's e-commerce store has grown 10x during 2021, and we are raising funds to scale it to 7 figures.


OUR ROAD TO $100M
Pioneers in impact design and manufacturing
Stage I
Goal: $1M
(20 Barriers)
Scale our Store
Build stellar marketing team to scale our actual products
Seed: $300K
Stage II
Goal: $3M
(65 Barriers)
Launch New Products
Build product development team to repeat our process faster and better
Seed: $500K
Stage III
Goal: $7M
(145 Barriers)
R&D Material Science
Hire material scientist and form PANGEA Lab to create new products and materials from river waste
Series A: $5M
Stage IV
Goal: $35M
(445 Barriers)
Expand to other markets
Expand our products line horizontally into other niches and marketplaces
Series B: $12M
Stage V
Goal: $100M
(1K Barriers)
B2B sales of materials
Sell our patented products, materials and methods B2B
Series C: $20M


SALES PROJECTION
2022 $1.4M (35 Barriers)
2023 $10.2M (160 Barriers)
2024 $34M (400 Barriers)
2025 $64M (560 Barriers)
2026 $102M (700 Barriers)

(Not guaranteed)

WE WILL LEVERAGE PR, INFLUENCERS, AND CELEBRITIES TO ACHIEVE MASSIVE REACH AND BLOW UP



Time Square Billboard, NYC
1/1
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PANGEA
OCEAN CLEANUP
0:18 | 38.4K views
12K
6,866
Watch on YouTube

And we have already done it. We launched an ad on Times Square to raise awareness for World Oceans Day last year. It got over 12,000 shares on Twitter.

We want to be
the Patagonia for the Oceans,
and go BEYOND sustainable
by regenerating the planet.



HIGH
PRODUCT QUALITY
allbirds
$2.1B Valuation
patagonia
$800M Sales
cotopaxi
$34M Sales
PANGEA
DONATES
FOR
IMPACT
DIRECTLY
REGENERATES
THE PLANET
4Ocean
$44M Sales

**LOW
PRODUCT QUALITY**

Pangea has one of the **highest impact per dollar** for ocean waste prevention, and is already a carbon sink in current operations. Pangea focuses on prevention rather than collection. We will sell high quality products like All Birds and Cotopaxi but fund a real profitable solution to ocean waste.


80% OF THE OCEAN WASTE
COMES FROM ~1000 RIVERS

Annually, 11 million tonnes of trash end up in oceans, killing 100 million marine animals, coral reefs, and contaminating the food chain with toxic chemicals.

PREVENTING PLASTIC FROM ENTERING OUR OCEANS

PANGEA is focussing on neutralizing the world's 1,000 dirtiest rivers by **placing river barriers to stop the trash before it enters our oceans.**

These barriers can sustain themselves, we set up recycling and trash offset so that they are a profitable business for the collectors.

We neutralized 3 of the world's dirtiest rivers with 17 river barriers


THE OCEAN CLEANUP
INTERCEPTOR


PANGEA
UNITED BY COMMON GROUND


Expensive and only manufactured in Europe.
Cost ~250k to build.
10 produced in 5 years.
$161 USD per Kilo of trash from Oceans and Rivers
Exponentially cheaper solution, manufactured locally near the rivers.
16 produced in 4 months.
$0.31 USD per kilo of trash before it enters the Ocean
~500x CHEAPER COMPARED TO THE INTERCEPTOR


JUST INSTALLED
24 HOURS LATER

We've also offset a total of 34 tons of CO2 and counting through mangrove restoration.

Scale Strategy

We will launch 3-4 products per year through a model designed to maximize ROI


RESEARCH

1. Leverage market analytics to identify high-demand products

DESIGN

2. Cocreate data-driven ecological alternatives with our 10,000 customers

LAUNCH

3. Launch on Kickstarter to validate the demand & upfront manufacturing costs

SCALE

4. Scale through e-commerce & repeat

TRACK RECORD

20% RETURNING CUSTOMERS
from campaign 1 to campaign 2

THE TOP 0.1% CAMPAIGN ON KICKSTARTER
launched 3 six-figure campaigns in a row

DELIVERED ON TIME
Long track record of delivering on time and delivering on our promises

OUR REVIEWS

katxo
about 1 month ago

Used last weekend on a trip, and is one of the best towels I have ever had.

It's compact, fast drying and superabsorber.

Get it into bag after use is a bit tricky but I did it 😊

John V Denley
about 1 month ago

Loved my first towel so much, I ordered V2! Then I got involved in the designs for V2...

Im 6'7" so I was very pleased to be able to order a bigger towel that suited my size better, and even better that one of my suggestions even became one of the features of V2 too amazing. Such a good cause too...

Bamboo rules ;)

Can't wait to use the new towel on my next Camino based Walking Retreat and then recommend it as part of the recommended kit list for my clients...

Jenny
about 1 month ago

OMG I loved my first towel so much, small, absorbent, fast drying and truly eco friendly, I got involved with the development of the second towel. Pangea have been fantastic in listening and developing their backers views on how to improve on the first model. The little button holes in the corners have come in handy so many times and the separate bag is a real bonus. Communications and speedy delivery have been fantastic throughout both purchases.

CLICK HERE TO READ MORE

We've used this process to successfully launch three 6-figure products in a row under our Singaporean parent company. We'll keep repeating this process until we have an entire lineup of ecological & recycled outdoor gear.

Our goal is to create a one-stop online eco-shop for adventurers around the world.

Doing no harm or donating 1% is not enough. Our planet needs more action. We want to be **the most impactful brand in the world**, powered by a profitable solution to ocean waste.


BACKPACKS
ACCESSORIES
APPAREL


FOOTWEAR
SLEEPING BAGS
BOTTLES

WHAT MAKES PANGEA PRODUCTS SO GREAT?


Innovative Functionality
Unique Content
PANGEA
Sustainability
Positive Impact

OUR UNIQUE CUSTOMER EXPERIENCE

PANGEA is at the intersection of **innovative design, sustainable supply chains, unique content** from our own ecological movement, and **direct positive impact** with each purchase.

Our innovation comes from identifying the pain points of our customers with the current outdoor products and creating **unique alternatives tailored to solve their problems.** Then, we find the most sustainable and ecological way of making our products to replace the mainstream supply chains that are harming the environment. The result? **We disrupt the category with a product that is better for both the customer and the planet**. All our products are and will be compact and lightweight to save space from the backpack or luggage.

We have access to the unique content of our own ecological movement, that serves as an inspiration to our customers, and the vehicle for their impact. There's a **symbiosis: our brand feeds our movement with funds to make an impact, and our movement feeds our brand back with great marketing content that no other brand can get, and with plastic to create unique products** which generates more sales, creating a positive loop. The more we sell, the more impact we make, and vice-versa.


Cash for impact
PANGEA
Our Brand
Our Movement
Patented Products & Materials
Marketing Content
to Increase Sales
Plastic
Our R&D Innovation lab

OUR CIRCULAR ECONOMY MODEL


BAMBOO TOWELS
WE MAKE TOWELS OUT OF BAMBOO
BAMBOO CAPTURES CO2 AND RELEASES OXYGEN
TOWEL BIODEGRADES AFTER DISPOSED
BAMBOO GROWS BACK
CUSTOMERS BUY
WATERPROOF JACKET
WE MAKE JACKETS OUT OF RECYCLED PLASTIC
FREE REPAIRS FOR LIFE
OUR SUPPLIER COLLECTS BOTTLES
CUSTOMERS BUY


THEIR FUNDS
COLLECT TRASH
CAPTURE CO_2
PLACE RIVER BARRIERS
WE SORT THE TRASH & GATHER THE DATA TO DRIVE CHANGE
PRODUCE RECYCLED PLASTIC ZIPPER PULLS
WILL PRODUCE NEW RECYCLED PRODUCTS

AVERAGE ORDER VALUE PER PRODUCT

Campaign 1*	Campaign 2*	Campaign 3**
$46	$76	$164

256%

INCREMENT

*Under Singaporean Parent Company
**Under US Company

Each new product we launch has increased quality and makes more impact, driving higher order values.

Our Impact


FOR EVERY
$10
WE SELL


WE COLLECT
4LBS/2KG
OF TRASH
&
WE REMOVE
4LBS/2KG
OF CO_2
from the air

We have collected and successfully disposed of 110,000 pounds (50,000 kilograms) of trash from our planet so far- the equivalent of **5 Million plastic bottles** by weight.


45
CLEANUPS
1,5K+
VOLUNTEERS
11
COUNTRIES
around the world
So far we've collected
OVER 40,000LBS/20,000KG OF TRASH
through our cleanups


OCEANS RECEIVE TRASH LARGELY FROM RIVERS AND COASTLINES
80%
of riverine ocean plastic pollution comes from
~ 1,000 rivers

Annually, 11 million tonnes of trash end up in oceans, killing 100 million marine animals, coral reefs, and contaminating the food chain with toxic chemicals.


PREVENTING PLASTIC
FROM ENTERING OUR OCEANS

PANGEA is focussing on neutralizing the world's 1,000 dirtiest rivers by **placing river barriers to stop the trash before it enters our oceans.**


JUST INSTALLED
24 HOURS LATER

Here is our interactive dashboard, tracking the data of our river barriers.


PANGEA RIVER BARRIERS
You can filter per BARRIER and MONTH by clicking in the charts or the dropdown menu
Total Trash Collected KG
29,554
Residual Waste KG
23,000
Recyclable Waste KG
3,844
Ratio Recyclable Waste
13.01%
Barrier
Total Trash Collected per Barrier %
10.2%
9.9%
9.9%
9.8%
9.6%
9.5%
9.5%
9.5%
8.2%
7.9%
9
1
4
6
15
Kel. Andalas (Tabek Kunci
12
10
7
14
Kel. Anduring (Parak Jigarang
11
2
Brandon
13
3
Total Trash Collected per Month KG
6K
5K
4K
3K
2K
1K
0
Jul 2021
Aug 2021
Sep 2021
Oct 2021
Nov 2021
Dec 2021
Jan 2022
Feb 2022
Mar 2022

Planting Mangroves for Carbon-negative impact

Our efforts are helping more than just oceans.

PANGEA is offsetting all carbon emissions from making and shipping our products, and going beyond carbon neutral, by offsetting 4lbs of CO_2 more for every $10 sold = Carbon Negative.

Our products have facilitated:


34 TONS
OF CO_2
offsetted
2,734
MANGROVE TREES
planted & restored

PANGEA in National TV in Mumbai, India - Mar 2020.


अंतरराष्ट्रीय महिला दिवस पर खास
BUSINESS
13:15
मुंबई के वर्सोवा बीच पर सफाई अभियान
Happy Womens Day
महिला दिवस पर धरती को बचाने का संदेश
Get Latest News an
BSE GUARSEED
519.15
7.75
Bharti Infra
3750.00
55.00

PANGEA in International news channel (SEA TODAY) in Jakarta, Indonesia - Mar 2022.


SEA TODAY
PROPERTY OF SEA TODAY
SEA MORNING SHOW
PANGEA MOVEMENT GOALS AND DREAMS
GUEST: WILLIAM DIRICCO - PANGEA MOVEMENT CO-FOUNDER

PANGEA in the newspaper in Calicut city, India - Feb 2020.





FROM TRASH
11M TONS
of plastic enter our oceans per year*
*Source: Economist Impact
PANGEA
R&D LAB
TO TREASURE
PATENTED PRODUCTS
& MATERIALS

We want to turn a huge problem into an opportunity. By placing our river barriers, we can capture plastic and innovate in materials science through our future R&D lab to recycle it into new patented products. That way we can add value to the trash and use the revenue to keep placing more river barriers to make even more products.



PANGEA Eco Zipper Pulls made from river plastic. Our first experiment.



SELL PANGEA
PRODUCTS
PLACE TRASH RIVER
BARRIERS IN
POLLUTED RIVERS


PANGEA
CIRCULAR MODEL
RECYCLE COLLECTED TRASH
HIRE LOCAL COMMUNITY TO COLLECT TRASH
TRACK TRASH WITH BLOCKCHAIN


Expansion Plan
We will launch products faster & better, and scale to the next level

With this investment round, we will take our brand to the next level by **attracting** some of **the best marketers, content creators, and designers in the industry** and developing unique products with a great story to drive massive impact.


Hire Marketing Manager & Content Director
Build marketing team to scale our store
Hire Product Developer & Kickstarter Agency
Launch our next product faster and better
Expand to Amazon
And other marketplaces
Repeat the process
Launch 1 new product per quarter and keep scaling
Stop more ocean pollution
Place more river barriers and expand cleanups worldwide


TOTAL ADDRESSABLE MARKET
250M
$54B


CAMPERS
& BACKPACKERS
in the world
OUTDOOR
GEAR
market

The outdoors market is huge, with immense growth potential and a wide array of product categories to disrupt. After fully developing the outdoors market we will expand to disrupt other adjacent markets.

Seed Round

Use of funds:


$800k USD Convertible Note, $6.4M USD Valuation Cap:
15 %
35 %
18 %
12 %
20 %
Inventory
Kickstarter Campaigns
Reserves
Product Development
Marketing


Hire expert Digital Marketing Manager and form our marketing team
Expert Product Developer


Kickstarter agency to outsource new compaigns
Working capital for Inventory
18 months of runway


Our Entities


1st Kickstarter Campaign
Incorporated Singaporean Entity
Incorporated Indonesian Subsidiary
Incorporated US Subsidiary
Turn the US Subsidiary into holding
December 2019
September 2020
September 2021
October 2021
July 2022*
*If we reach $150K funding

In December 2019, we launched our first Kickstarter campaign under William's name (our COO from the USA). We then **incorporated in Singapore in September 2020** and started accounting for our sales and expenses under that entity.

Indonesia is the 2nd biggest polluter of the oceans, that's why our river barriers are there. Since most of our impact and R&D will happen in Indonesia, we decided to base our Headquarters in Bali. We **incorporated an Indonesian subsidiary in September 2021** to start hiring local workers there.

In October 2021, we **incorporated another subsidiary in the United States** and launched our jacket campaign in November under the US entity.


NOW
SINGAPOREAN HOLDING
AFTER
UNITED STATES HOLDING


INDONESIAN SUBSIDIARY
UNITED STATES SUBSIDIARY
INDONESIAN SUBSIDIARY
SINGAPOREAN SUBSIDIARY

We are currently in the process of moving all our revenues, expenses, IPs, and operations from the Singaporean Entity to the US Subsidiary.

If we raise $150K+ on this round, we will execute a share swap and turn the US Subsidiary into the holding of the other 2 entities.

The financial details stated on this campaign show the traction of our US Subsidiary for our jacket's Kickstarter campaign.


For WeFunder Investor Only
Make money while saving the planet. You dont have to choose.
Only $100 needed to make a difference


FOR EVERY
$100
YOU
INVEST
WE INTERCEPT
10 LBS
OF TRASH
&
WE REMOVE
10 LBS
OF CO2
from the air


"In our current world, buying anything is problematic for the environment. it's not enough for companies to do no harm. We want to make sure that every purchase of our products actively benefits the planet."
– William and Marcos, co-founders of PANGEA

Equity crowdfunding is similar to Kickstarter, click the video below to see the differences.


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